Karen E. Maidment, FCA Senior Executive Vice President & Chief Financial Officer	BMO Financial Group 1 First Canadian Place 100 King Street West, 18th Floor Toronto, ON M5X 1A1 Tel: (416) 867-6776 Fax: (416) 867-4137 karen.maidment@bmo.com
December 5, 2005
Don Walker
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 4561
RE:	Bank of Montreal Form 40-F for the Fiscal Year Ended October 31, 2004 Filed December 15, 2004 File No. 1-13354
Dear Mr. Walker:
Thank you for your letter of November 18, 2005 requesting additional information. We are pleased to provide the following responses to your questions, as well as the additional disclosure we will be providing in our Form 40-F filing for the year ended October 31, 2005. As discussed with Michael Volley, we are in the process of finalizing our disclosure for public release on or about December 19, 2005.
Note 9 Derivative Financial Instruments, page 97
1.	Refer to prior comment 1 from our letter dated September 20, 2005. We note your response related to the liquidity reserve in which you disclose that the reserve is evaluated where factors such as size, among other things, indicate that the instrument is less liquid. Please tell us the accounting guidance on which you rely to record a liquidity reserve specifically where the size of the position indicates that the instrument is less liquid. Refer to paragraph 58 of SFAS 107 and paragraph 315 of SFAS 133.

A small proportion of our trading derivatives are exchange-traded. All exchange-traded derivatives are recorded at fair value using quoted market prices (i.e., fair value is calculated as the quoted market price multiplied by the number of units) and no liquidity reserve is applied. Paragraph 58 of SFAS 107 indicates that quoted market prices should be used for instruments recorded at fair value, even if the instrument in question is only thinly traded. Paragraph 315 further indicates that no premium or discount should be applied to quoted market prices based on the size of a position relative to trading volumes. Since we do not apply liquidity reserves against the quoted market values of our exchange-traded derivatives, our accounting is consistent with the above noted paragraphs of SFAS 107 and SFAS 133.

The significant majority of our trading derivatives are over-the-counter derivatives. Since quoted market prices are not available, we use models incorporating observable market data to estimate fair value. For some derivatives the over-the-counter market is considered illiquid, for example due to unusual size of the position or terms of the derivative. In these cases, we take the model-determined value and apply a liquidity reserve to adjust the derivative to our best estimate of its fair value. We consider the liquidity reserve to be a necessary element of our fair value estimate where the market data used in our valuation models is based on more liquid markets for instruments with more common terms. Without the liquidity reserve our model would not arrive at our best estimate of fair value for an illiquid derivative.

Under Canadian GAAP, we rely on EIC 39, “Accounting for the Issue of Certain Derivatives Instruments,” as prescribed by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants. EIC 39 states that in calculating the fair value of a derivative consideration should be given to “the risk that an entity will not be able to quickly acquire or sell an instrument at an amount close to its fair value due to a lack of liquidity in the market.” Furthermore, we believe our use of a liquidity reserve is consistent with paragraph 22 of SFAS 107, which indicates that fair value for instruments with no quoted market prices should be determined using judgment to arrive at our best estimate. Our approach is also supported by paragraph 7.43 of the AICPA Accounting and Auditing Guide, Brokers and Dealers in Securities, which states: “In determining a derivative’s value, consideration should be given to recognizing and providing for credit and liquidity risk...”

2.	Refer to prior comment 1 from our letter dated September 20, 2005. Please tell us the accounting guidance on which you rely to record an administrative reserve.

Under Canadian GAAP, we rely on EIC 39, as mentioned above. EIC 39 states that “the fair value of the derivative instruments should provide for any remaining risks and any remaining servicing costs associated with the instruments.” The need for a reserve for administrative costs is also discussed in paragraph 7.43 of the AICPA Accounting and Auditing Guide, Brokers and Dealers in Securities as follows: “In determining a derivative’s value, consideration should be given to recognizing and providing for...the operational and administrative costs associated with the management of derivative portfolios. “

3.	Refer to prior comment 1 and 2 from our letter dated September 20, 2005. Please revise future filings to:
•	Disclose the methodologies for calculating your fair value reserves;

•	Quantify each of your fair value reserves for the periods presented; and

•	Discuss any significant change to the methodologies and significant increases or decreases in the amounts recorded.
We have included the following disclosure in our discussion of Financial Instruments Measured at Fair Value, which will appear in the Critical Accounting Estimates section of our MD&A on page 63 of our 2005 Annual Report. The Annual Report for the year ended October 31, 2005 will be included in our Form 40-F filing that we will be making on or about December 19, 2005.
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Valuation models use general assumptions and market data and therefore do not reflect the specific risks and other factors that would impact on a particular instrument’s fair value. Our fair value adjustments take into account the estimated impact of credit risk, liquidity risk, valuation considerations, administrative costs and closeout costs. For example the credit risk adjustment factors credit risk into our fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads.

A group independent of the trading lines of business, Valuation Product Control (VPC), verifies the fair values at which instruments are recorded. For instruments that are valued using models, VPC identifies situations where adjustments must be made to the model estimates to arrive at fair value.

The methodologies used for calculating these adjustments are reviewed at least annually to ensure that they remain appropriate. Significant changes in methodologies are rare and are made only when we feel that the change will result in better estimates of fair value.

Valuation adjustments as at October 31 (in millions of Canadian dollars)

	2005	2004
Credit	63	39
Liquidity	19	11
Administrative Costs	17	17
Others	5	10

	104	77

There were no significant changes in methodologies for calculating the reserves during 2005 and 2004. The increase in the adjustment for credit risk is due to the 26% increase in the fair value of derivative assets compared to 2004 as well as increased credit spreads. The increase in the adjustment for liquidity risk is due primarily to some unusually long-dated instruments.

4.	Please tell us if you net the fair value of derivative contracts on your balance sheet in accordance with FIN 39. If so, please tell us your accounting policy specifically indicating if you net cash collateral against the applicable derivative exposures based upon provisions contained in legal netting agreements.

In accordance with FIN 39 paragraph 10, we net the amounts recognized for derivative contracts with the same counterparty where we have an enforceable right to offset amounts and we intend to settle contracts on a net basis. This is disclosed in Note 9 of our Consolidated Financial Statements included in our 2004 Annual Report.

We also hold cash as collateral from certain derivative counterparties in order to reduce our credit exposure to these counterparties. We net the obligation to return the cash held as collateral against the fair value of the derivatives we have with that counterparty as all the conditions outlined in paragraph 5 of FIN 39 are met.
Should you have any further questions, please contact Cally Hunt, Vice President and Chief Accountant at (416) 643-1727, or me
at (416) 867-6776.
Sincerely,
/s/ Karen E. Maidment
Karen Maidment
Senior Executive Vice President
& Chief Financial Officer
BMO Financial Group